[CWAM LETTERHEAD]

April 30, 2016

Wanger Advisors Trust

227 W. Monroe Street

Suite 3300

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes as of the date hereof as follows with respect to Wanger Select (the “Fund”), a series of Wanger Advisors Trust:

The total expenses of the Fund through April 30, 2017 shall not exceed 1.35% per annum, and CWAM agrees to reimburse the Fund for any sums expended for such expenses in excess of that amount. For purposes of calculating the expenses subject to this limitation, the following shall not be regarded as expenses: transaction costs and certain other investment related expenses; interest and fees on borrowings; and expenses associated with the Fund’s investment in other investment companies, if any. Reimbursement, if any, shall be made by reduction of the fees otherwise payable to CWAM under the Investment Advisory Agreement dated May 27, 2011 between Wanger Advisors Trust and CWAM (the “Advisory Agreement”), no less frequently than quarterly. Notwithstanding the foregoing, the limitations on total expenses set forth herein shall not apply to any class of shares of the Fund established after the effective date hereof.

Effective April 30, 2016, this contractual undertaking supersedes any prior expense limitation provisions for the Fund contained in the Advisory Agreement. This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ P. Zachary Egan
P. Zachary Egan
President

Agreed and accepted by

WANGER ADVISORS TRUST, on behalf of its series Wanger Select

By:	/s/ Joseph C. LaPalm
Joseph C. LaPalm
Vice President